AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON February 13, 2003

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1 )

                         First Federal Bancshares, Inc.

--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock ($0.01 Per Share)

--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   32021B-10-3
                      -------------------------------------
                                 (CUSIP Number)

             (Date of Event Which Requires Filing of this Statement)

                                December 31, 2002
                      -------------------------------------

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                    [ ]  Rule 13d-1 (b)
                    |X|  Rule 13d-1 (c)
                    [ ]  Rule 13d-1 (d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO.  32021B-10-3

1     NAME OF REPORTING PERSONS

               Investors of America Limited Partnership
               IRS Identification No. of above

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                  (a)
                                                                  (b)
3     SEC USE ONLY

4     CITIZENSHIP OR PLACE OF ORGANIZATION

               Nevada

                                         5     SOLE VOTING POWER
NUMBER OF SHARES                                    150,200
BENEFICIALLY OWNED
BY EACH REPORTING                        6     SHARED VOTING POWER
PERSON WITH                                            0

                                         7     SOLE DISPOSITIVE POWER
                                                    150,200

                                         8     SHARED DISPOSITIVE POWER
                                                       0

9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               150,200

10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
               7.3%

12    TYPE OF REPORTING PERSON (See Instructions)
               PN

ITEM 1    (a) NAME OF ISSUER:  First Federal Bancshares, Inc.

          (b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES: 109 East Depot Street, Colchester, IL 62326

ITEM 2    (a) NAME OF PERSON FILING:  Investors of America Limited Partnership.

          (b) ADDRESS OF PRINCIPAL OFFICE: 135 North Meramec, Clayton, MO
              63105.

          (c) CITIZENSHIP: Investors of America Limited Partnership is a Nevada limited partnership.

          (d) TITLE OF CLASS OF SECURITIES: This statement relates to Common Shares of the Issuer ("Shares").

          (e) CUSIP NUMBER: 32021B-10-3

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B) OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

          (a)-(j)  Not Applicable

ITEM 4  OWNERSHIP:

          (a) Amount beneficially owned:  150,200

          (b) Percent of class: 7.29%

          (c) The Reporting Person has the sole power to dispose or direct the disposition of and the sole power to vote or direct the vote.

ITEM 5  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         This item is not applicable.

ITEM 6  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         No other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares held by the Reporting Person.

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARIES WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         This item is not applicable.

ITEM 8   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP.

         This item is not applicable.

ITEM 9   NOTICE OF DISSOLUTION OF GROUP.

         This item is not applicable.

ITEM 10   CERTIFICATION.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 13, 2003


                               INVESTORS OF AMERICA LIMITED PARTNERSHIP


                               /s/ James F. Dierberg
                               -------------------------------------------------
                                   James F. Dierberg, President of First
                                   Securities America, General Partner